FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Clarifications about CVM/B3 inquiries

Companhia Brasileira de Distribuição (“GPA” or “Company”), in compliance with Official Letter No. 166/2024/CVM/SEP/GEA-2, dated July 12, 2024 (“Official Letter”), hereby presents the clarifications requested by the Brazilian Securities and Exchange Commission (“CVM”) regarding the news published on the news portal Exame INSIGHT in the world wide web on July 12, 2024, under the title “In GPA, the French leaves and the Chileans arrive? Casino negotiates stake with Cencosud” (“News”)

For better understanding and in line with the guidelines contained in the Letter, its content is transcribed below:

Official Letter No. 166/2024/CVM/SEP/GEA-2

Rio de Janeiro, July 12, 2024.

To Mr.

Rafael Sirotsky Russowsky

Investor Relations Officer at

CIA BRASILEIRA DE DISTRIBUICAO

E-mail: gpa.ri@gpabr.com

C/C: Superintendence of Listing and Supervision of Issuers of B3 S.A. – Brasil, Bolsa, Balcão

E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for clarification on news published in the media

Mr. Officer,

1. We Refer to the News published in the news portal Exame INSIGHT in the world wide web on 07/12/24, under the title “In GPA, the French leaves and the Chileans arrive? Casino negotiates stake with Cencosud”, with the following content:

According to columnist Lauro Jardim, Chilean Group could pay around US$ 100 million for 22.5% to Pão de Açúcar’s owner The Casino has made progress in the conversations to its definitively exit from GPA. In accordance with the columnist Lauro Jardim, from O Globo Journal, the French group would be negotiating its participation of 22.5% in the owner of Pão de Açúcar and Extra with the Chileans of Cencosud, that in Brazil are owner of Giga Atacadão. The information is not confirmed by Casino.

The interest in divestment in Latin America was announced by Casino in June 2023, amid the company's restructuring process that removed Jean-Charles Naouri from control and crowned Czech billionaire Daniel Kretinsky as majority shareholder.

With the follow-on in March of this year, Casino diluted its share in GPA from 41% to 22.5%. In June, according to the InvestNews portal, Itaú BBA was hired to sell the remaining stake.

One of the possibilities is that the shares will be sold in a block trade, as it was made with the departure of the French group from Assaí in 2022, or the sale for a fund or financial partner. Today's news puts a possible strategic partner on the radar.

Considering the market value of the last trading session, the stake is valued at around R$369 million. According to the report, Kretinsky would have signaled that he would sell his stake by around US$100 million, something around R$588 million.

For the Bradesco BBI team, the sale of GPA's stake by Casino could be positive, as it eliminates an outstanding risk. This morning, the stock rose 3.40%. It lost steam and, at 12:20 p.m., it was up 1.21%, to R$3.34.

"The agreement could also be positive for Cencosud, given the potential synergies between Cencosud's Brazilian operations and GPA", adds the BBI team. (emphasis added)

2. Regarding the highlighted content, we request your statement on the veracity of the information provided in the news article, and, if so, we request the following additional clarifications, as well as inform the reasons why it was understood that the matter was not treated as a Material Fact, in accordance with CVM Resolution No. 44/21.

3. Such statement must include a copy of this Official Letter and be sent through the Empresas.NET system, category “Notice to the Market”, type “Clarifications on CVM/B3 inquires”. The fulfillment of this request for manifestation by means of a Notice to the Market does not exempt the eventual determination of liability for the failure to timely disclose a Material Fact, pursuant to CVM Resolution No. 44/21.

4. Pursuant to article 3 of CVM Resolution No. 44/21, it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, if applicable, to the stock exchange and the entity of the organized over-the-counter market in which the securities issued by the company are admitted to trading, any material act or fact that occurred or related to its business, as well as ensuring their wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

5. We also recall the obligation set forth in the sole paragraph of article 4 of CVM Resolution No. 44/21, to inquire the Company's managers and controlling shareholders, as well as all other persons with access to material acts or facts, in order to ascertain whether they are aware of information that must be disclosed to the market.

6. Pursuant to article 6, sole paragraph, of CVM Resolution No. 44/21, the controlling shareholders or directors of publicly-held companies have the duty of immediate disclosing material act or facts pending disclosure to the Investor Relations Director, in the event that such information escapes to the market or if there is an atypical fluctuation in the quotation, price or traded quantity of the securities issued by the publicly-held company or referenced to them. Therefore, if relevant information is leaked (through a press vehicle, for example), a Material Fact must be disclosed, regardless of whether or not the information originates from statements by Company representatives.

7. We also highlight that article 8 of CVM Resolution No. 44/21 provides that controlling shareholders, executive directors, members of the board of directors, of the fiscal council or any other organ with technical or advisory functions, created by statutory provision, and employees of the company, keep confidential information relating to a material act or fact to which they have privileged access due to the position or position they occupy until it is disclosed to the market. Also, they must ensure that its subordinates and third parties they trust also do so, responding jointly with them in the event of any non-compliance.

8. By order of the Superintendency of Business Relations, we alert that it will be up to this administrative authority, in the use of its legal powers and, based on item II, of art. 9th, of Law No. 6,385/76, and in article 7, combined with article 8, of CVM Resolution No. 47/21, to determine the application of a compensatory fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand reais), for non-compliance with the requirements formulated, until July 15th 2024.

Document signed electronically by Guilherme Rocha Lopes, Manager, on 7/12/2024, at 5:24 pm, based on article 6 of Decree No. 8,539, of October 8, 2015.

Document signed electronically by Moises Washington de Oliveira, Inspector, on 7/12/2024, at 5:28 pm, based on article 6 of Decree No. 8,539, of October 8, 2015.

To begin with, it is important to highlight that the content of the news covered by the Official Letter does not concern the Company's business and operations, but to Casino’s operations, a non-controlling shareholder mentioned in the article, that ceased to be the Company's controlling shareholder on April 18, 2024, in the context of the Public Offering for the Primary Distribution of Shares issued by the Company and the taking of office of the new members of the Board of Directors.

To date, in addition to the information already made public by Casino[1], the Company is not aware of any information regarding a possible sale, process of sale and/or any chronogram to sell the remaining stake held by Casino in the Company nor the possibility of an offer made by a third party to acquire Casino's participation in the Company.

Furthermore, the Company monitored the market movements carefully on the date the article was published and afterwards, and verified that there was no atypical fluctuation, or in any significant way, in the price of the shares issued by the Company, due to the news subject to the Official letter. Therefore, there is no fact or act to be communicated or disclosed to the market.

In view of the above, the Company believes that the questions presented in the Official Letter were clarified and reiterates its commitment to the adequate disclosure of information to the market, making itself available to this authority to provide any additional clarifications that may be necessary.

Rafael Sirotsky Russowsky

Vice President of Finances and Investors’ Relations Officer

[1] For reference, check the Strategic Plan disclosed by Casino in June 26, 2023: https://www.groupe-casino.fr/wp-content/uploads/2023/06/20230626-Casino-Group-Presentation.pdf.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 15, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.